Exhibit 21.1

Subsidiaries of Harmony Biosciences Holdings, Inc.
Subsidiary	Jurisdiction

Harmony Biosciences, LLC	Delaware, USA
Zynerba Pharmaceuticals, Inc.	Delaware, USA
Zynerba Pharmaceuticals Pty Ltd	Australia